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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            MC INDUSTRIAL GROUP, INC.
                     (formerly New Jersey Acquisition, Inc.)
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                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.0001
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                         (Title of Class of Securities)


                                       N/A
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                                 (CUSIP Number)


                                Alisa K. Khoury
                         24300 Chagrin Blvd., Suite 210
                              Cleveland, Ohio 44122
                                 (216) 514-5994
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 18, 2004
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                         (Continued on following pages)
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-------------------                                            -----------------
CUSIP NO.  N/A                        13D                      PAGE 1 OF 4 PAGES
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Stacy Cannan
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEM 2(d) or 2(e)
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                        7.     SOLE VOTING POWER
   NUMBER OF
                               2,392,000
     SHARES          -----------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                               0
    OWNED BY         -----------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                               2,392,000
   REPORTING         -----------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
  PERSON WITH
                               0
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,392,000
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   [ ]

           N/A
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%
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14.        TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the shares of Common Stock, par value $.0001 per share (the "Common Stock"), of MC Industrial Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 550 James Street, Lakewood, New Jersey 08701.

ITEM 2. IDENTITY AND BACKGROUND.

      The person filing this statement, Stacy Cannan, is a natural person whose residence address is 19 Chestnut Place, West Long Branch, New Jersey 07764. Stacy Cannan is a United States citizen. Ms. Cannan is currently director of Corporate Relations with LJ Kushner & Associates, LLC, a placement agency for IT personnel, 36 West Main Street, Freehold, New Jersey 07728.

      Stacy Cannan has not, during the last five years, been convicted in a criminal proceeding of any crime or misdemeanor.

      Stacy Cannan has not, during the last five years, been a party to a civil proceeding in any judicial or administrative body which resulted in her being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As previously reported by the Company on a Current Report on Form 8-K, on May 12, 2004, the Company, (formerly New Jersey Acquisition, Inc.) executed a Merger Agreement among the Company, New Jersey Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), EMC Packaging, Inc., a Delaware corporation ("EMC"), and the stockholders of EMC. Effective as of May 18, 2004, Merger Sub was merged (the "Merger") with and into EMC, with EMC as the surviving entity of such Merger. EMC is now the Company's wholly-owned subsidiary. Pursuant to the Merger, the Company exchanged all of its Merger Sub shares for all of the issued and outstanding shares of common stock, $.001 par value per share, of EMC. In consideration for such Merger, the stockholders of EMC existing immediately prior to the Merger received an aggregate of 8,000,000 shares of the Company's Common Stock. Stacy Cannan received 2,392,000 of those shares.

ITEM 4. PURPOSE OF TRANSACTION.

      Stacy Cannan retains the right to acquire or dispose of the shares of Common Stock, as personal and investment considerations dictate. Ms. Cannan presently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d)
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any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation, as amended, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Stacy Cannan beneficially owns 2,392,000 shares of Common Stock of the Company as of the date of this statement, representing 23.9% of the 10,000,000 shares of the Company's Common Stock issued and outstanding as of May 18, 2004. Ms. Cannan has the sole power to vote and to dispose or to direct the disposition of such shares of Common Stock.

Ms. Cannan has not had any transactions in the shares of Common Stock in last 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Stacy Cannan has not entered into any written contract with respect to the shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 May 24, 2004
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                                                           Dated

                                                /s/ Stacy Cannan
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                                                          Signature

                                                 Stacy Cannan
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                                                          Name/Title